Exhibit 1

IDENTITY OF MEMBERS OF GROUP

Michael J. Saylor is the holder of options exercisable within 60 days after December 31, 2006 to purchase 317,800 shares of Class A Common Stock of MicroStrategy Incorporated (“Class A Common Stock”); and Alcantara LLC, a Delaware limited liability company, is the holder of 2,429,582 shares of Class B Common Stock of MicroStrategy Incorporated (“Class B Common Stock”). Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a one-for-one basis. Mr. Saylor is the sole member of Alcantara LLC. Accordingly, Mr. Saylor is the beneficial owner of the foregoing shares of Class B Common Stock held by Alcantara LLC.